EXHIBIT 19.0

QUAKER HOUGHTON
POLICY RELATING TO CONFIDENTIALITY OF INFORMATION AND INSIDER TRADING IN SECURITIES
Quaker Houghton (“Quaker Houghton” or the “Company”) has adopted the following Policy relating to trading in Quaker Houghton securities consistent with the legal and ethical responsibilities that we have because of Quaker Houghton’s status as a public company. The Policy applies to all colleagues (including directors and officers) of Quaker Houghton and its subsidiaries (“Colleagues”) with the exception of Section 2 which currently applies only to (i) the Executive Leadership Team (“ELT”) members, (ii) each Colleague who has been informed by an e-mail from Robert T. Traub (or his successor as General Counsel) that he or she is subject to Section 2 of the Policy (each a “Section 2 Restricted Colleague”), and (iii) Quaker Houghton’s directors. Each Colleague who becomes a Section 2 Restricted Colleague shall continue to have the status of a Section 2 Restricted Colleague (and be obligated to comply with the provisions of Section 2 of this Policy) until he or she has been informed by a subsequent e-mail from Robert T. Traub (or his successor as General Counsel) that he or she is no longer subject to Section 2 of this Policy. We reserve the right at any time to expand the application of Section 2 to any individual Colleague, group of Colleagues, or all Colleagues.
1.Prohibition Against Trading on Undisclosed Material Information: If you are aware of material information relating to Quaker Houghton which has not yet been made available to the public (often called “inside information”), you are prohibited from trading in Quaker Houghton’s securities, directly or indirectly, and from disclosing such information to any other persons who may trade in Quaker Houghton’s securities. As used in this Section 1, the phrase “trading in Quaker Houghton’s securities” means any acquisition or disposition of Quaker Houghton securities including, without limitation, any increase or decrease of your investment in the Quaker Houghton Stock Fund offered as one of the investment options in Quaker Houghton’s 401(k) plan. Any information, positive or negative, is “material” if it might be of significance to an investor in determining whether to purchase, sell or hold Quaker Houghton’s securities. Information may be significant for this purpose even if it would not alone determine the investor's decision. Examples include, but are not limited to, a potential business acquisition, internal information about revenues, earnings or other aspects of our financial performance which departs in any way from market expectation based upon prior disclosures, or an important transaction or development. We emphasize that this list is merely illustrative.
Once material information is announced, trading can occur after a lapse of two full trading days. Therefore, if an announcement is made before the commencement of trading on a Monday, a Colleague may trade in Quaker Houghton stock starting on the Wednesday of that week, because two full trading days would have elapsed by then (all of Monday and Tuesday). If the announcement is made on Monday after trading begins, Colleagues may not trade in Quaker Houghton stock until Thursday. Please consult Robert T. Traub (or his successor as General Counsel) if you are uncertain when trading may commence following an announcement.
The prohibition against trading on inside information described above generally reflects the requirements of law as well as our Policy. As more fully discussed below, a breach of this Policy could constitute a serious legal violation.

EXHIBIT 19.0

2.Restricted Periods: In addition to the prohibition described in Section 1, which is applicable only when you are aware of material insider information, ELT members, Section 2 Restricted Colleagues and Quaker Houghton’s directors are prohibited from trading in any securities of Quaker Houghton during a “restricted period.” A “restricted period” begins on the first day of the last month of each calendar quarter (i.e., on each March 1, June 1, September 1 and December 1) and continues through the second full trading day following Quaker Houghton's public announcement by press release of our results of operations for the calendar quarter during which the restricted period commenced.
Caution: Please note that the prohibitions in Section 1 and this Section 2 apply independently. Accordingly, the prohibition in Section 1 relating to material insider information is applicable even during periods when trading is permitted by this Section 2, and the prohibition in this Section 2 is applicable to all ELT members, Section 2 Restricted Colleagues and Quaker Houghton directors, notwithstanding the fact that they may not be in possession of material insider information.
3.Exceptions: The limitations and restrictions described in Sections 1 and 2 of this Policy do not apply to the following limited transactions:
(a)Bona fide gifts of Company securities so long as either (i) the recipient of the gift is subject to the same trading restrictions under this Policy as are applicable to you, or (ii) you otherwise have no reason to believe that the recipient intends to sell the securities immediately or during a period when you would not be permitted to trade pursuant to the terms of this Policy. We discourage you from making gifts of Company securities during a restricted period or when in possession of undisclosed material information.
(b)Transactions pursuant to a written plan, contract, instruction, or arrangement in accordance with Rule 10b5-1(c) under the Securities Exchange Act of 1934 (“Rule 10b5-1”) that has been reviewed and approved in advance by Robert T. Traub (or his successor as General Counsel) in compliance with Section 10 of this Policy.
4.Notification to Company of Planned Trade Activity and Follow-Up: Each ELT member/Section 16 officer, and each Quaker Houghton director must inform the CEO, General Counsel and Assistant Corporate Secretary of their intent to execute any transaction in Quaker Houghton securities, including gifts and the exercise of options, before executing the transaction to receive pre-clearance from the General Counsel to conduct the anticipated transaction. Such pre-clearance once obtained is good for 2 trading days and must be obtained again to do the transaction or another transaction. Each person should also ensure the General Counsel and Assistant Corporate Secretary are also both informed of the specifics of the trade activity as soon as possible after the trades occur but no later than the next business day. Please continue to be mindful of the Quaker Houghton Stock Ownership Policy and guidelines and ensure they continue to meet their ownership requirements following any transaction.
5.Confidentiality of Information: Serious problems could be caused for Quaker Houghton by the unauthorized disclosure of internal information about the Company (or confidential information about our customers or vendors), whether or not it is for the purpose of facilitating improper trading in Quaker Houghton stock. The Company’s Colleagues should not discuss the Company’s internal matters or developments with anyone outside of the Company, except as required in the performance of regular corporate duties.

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EXHIBIT 19.0

This prohibition applies specifically (but not exclusively) to inquiries about the Company which may be made by the financial press, investment analysts or others in the financial community. It is important that these communications be made only through an appropriately designated officer under carefully controlled circumstances. Unless you are expressly authorized to the contrary, if you receive any inquiries of this nature, you should decline comment and refer the inquiry to Tom Coler or Robert T. Traub (or their respective successors as Chief Financial Officer and General Counsel).
6.Information About Other Companies: In the course of your employment, you may become aware of material non-public information about other public companies. For example, you may become aware of material non-public information about other companies with which we have business dealings. You are prohibited from trading in the securities of any other public company at a time when you are in possession of material non-public information about that company.
7.Tipping: Improper disclosure of non-public information to another person who trades in the stock (so–called “tipping”) is also a serious legal offense by the tipper and a violation of the terms of this Policy. If you disclose information about Quaker Houghton, or information about any other public company which you acquire in connection with your employment with the Company, you may be fully responsible legally for the trading of the person receiving the information from you (your “tippee”) and even persons who receive the information directly or indirectly from your tippee. Accordingly, in addition to your general obligations to maintain confidentiality of information obtained through your employment and to refrain from trading while in possession of such information, you must take utmost care not to discuss confidential or non-public information with family members, friends or others who might abuse the information by trading in securities.
8.Prohibition on Wash Trading: Section 9 of the Securities Exchange Act of 1934 expressly prohibits certain manipulative trading practices, including “wash” trades. A wash trade is an illegal form of stock manipulation in which an investor simultaneously sells and buys shares of stock not for a profit motive, but to artificially increase or manipulate trading volume and the stock price. You are prohibited from engaging in any such activity by law and this Policy.
9.Limitation on Certain Trading Activities: We encourage interested Colleagues to own Quaker Houghton securities as a long-term investment at levels consistent with their individual financial circumstances and risk-bearing abilities (since ownership of any security entails risk). However, Company Colleagues may not participate in hedging type activities in Quaker Houghton stock, including trading in puts, calls or similar options on Quaker Houghton stock or selling Quaker Houghton stock “short.” (You may, of course, receive and exercise any stock options granted to you by Quaker Houghton.)
10. 10b5-1 Trading Plans:
Rule 10b5-1 provides a “safe harbor” defense from insider trading liability under Rule 10b-
5. To be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company securities that meets certain conditions specified in Rule 10b5-1 (a “Rule 10b5-1 Plan”), which trading plan must also be in accordance with this Policy. If the plan meets the requirements of Rule 10b5-1, transactions in Company securities may occur even when the person who has entered into the plan is aware of material nonpublic information. You may only enter into or modify a Rule 10b5-1 Plan when you are not in

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possession of material, nonpublic information. Additionally, all persons entering into a Rule 10b5-1 Plan must act in good faith with respect to that plan. To comply with this Policy, your Rule 10b5-1 Plan must meet following conditions:
•The Rule 10b5-1 Plan must be approved in writing in advance by Robert T. Traub (or his successor as General Counsel), and a copy of the Rule 10b5-1 Plan must be filed with Robert T. Traub (or his successor as General Counsel) promptly upon entering into (or modifying) the approved Rule 10b5-1 Plan;
•As part of the Rule 10b5-1 Plan document, you must provide a written representation that, at the time of entering into (or modifying) the Rule 10b5-1 Plan, you are not then in possession of any material nonpublic information and that you are acting in good faith and not as part of a plan to evade the prohibitions of Rule 10b5-1;
•The Rule 10b5-1 Plan must provide for a “cooling-off period” between the date execution of the Rule 10b5-1 Plan and the date trades can commence, and the duration of the cooling off period must be at least the minimum period required of such person under applicable law;
•Once the Rule 10b5-1 Plan is adopted, you must not exercise any influence over execution of transactions under the plan, such as the number of securities to be traded, the price at which they are to be traded or the date of the trade;
•Any modification of a Rule 10b5-1 Plan can only occur during an open trading window while not in possession of material nonpublic information and must be approved in writing in advance by Robert T. Traub (or his successor as General Counsel);
•If a Rule 10b5-1 Plan is modified, a new “cooling off” period must be observed before trades can be reinstated; and
•A Rule 10b5-1 Plan must comply with all other applicable legal requirements and Rule 10b5-1, including without limitation, the Rule 10b5-1 limitations on multiple overlapping plans and single-trade plans.
ELT members, Section 16 Officers, and Quaker Houghton directors must report to the Assistant Corporate Secretary any transaction in Company securities, including gifts and transactions pursuant to a Rule 10b5-1 Plan immediately after carrying out the transaction.
In addition, if you terminate a trading plan prior to the end of its term, you must promptly notify Robert T. Traub (or his successor as General Counsel) in writing to assist the Company in complying with its public disclosure requirements. Rule 10b5-1 Plans are complex, for more information regarding a trading plan, including adopting a plan, modifying a plan or terminating a plan, please contact Robert T. Traub (or his successor as General Counsel).
11.Consequence of Violation: The Company considers strict compliance with this Policy to be a matter of utmost importance. We would consider any violation of this Policy by a Colleague as a threat to our reputation. Your violation of this Policy could cause extreme embarrassment and possible legal liability to you and the Company. Knowing or willful violations of the letter or spirit of this Policy will be grounds for immediate dismissal. Violation of the Policy might expose the violator to severe criminal penalties as well as civil liability to any person injured by the violation. The monetary damages flowing from a violation could be three times the profit realized by the violator, as well as the attorney's fees of the persons injured.

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EXHIBIT 19.0

12.Resolving Doubts: If you have any doubt as to your responsibilities under this Policy, seek clarification and guidance from Robert T. Traub (or his successor as General Counsel) before you act. Do not try to resolve uncertainties on your own.
13.A Caution About Possible Inability to Sell: Although the Company encourages Colleagues to own Company securities as a long-term investment, all Colleagues must recognize that trading in securities may be prohibited at a particular time because that time may fall within a “restricted period” (see Section 2) or because of the awareness of material non-public information (see Section 1). Anyone purchasing Quaker Houghton securities must consider the inherent risk that a sale of the securities could be prohibited at a time he or she might desire to sell them. The next opportunity to sell might not occur until after an extended period of time, during which the market price of the securities might decline.

Reviewed and revised December 2024

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